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SO 3/22/05 ✗✗

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005
202

SEC FILE NUMBER
8-28900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2004   AND ENDING   12/31/2004

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTMINSTER RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street, 33rd Floor

(No. and Street)

New York	**New York**	**10286**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER   **212-468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

PROCESSED

5 Times Square	**New York**	NY	**10036**
(Address)	(City)	(State)	(Zip Code)

MAR 23 2005

THOMSON
FINANCIAL

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).


SEC 1410 (06-02)   Potential persons who are to respond to the collection of
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3/23/05 S.S

AFFIRMATION

We, John Meserve and Christopher M. Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates, Inc., as of December 31, 2004, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John Meserve, President

Christopher M. Springer, Chief Financial Officer

Notary Public

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates, Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2004

Contents


Report of Independent Registered Public Accounting Firm

The Board of Directors of
  Westminster Research Associates, Inc.

We have audited the accompanying statement of financial condition of Westminster Research Associates, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2005

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$ 29,117,626
Cash and securities segregated in compliance with federal regulations	10,230,042
Receivable from brokers	5,079,379
Goodwill	52,928,162
Intangible asset, net of accumulated amortization of $1,266,667	733,333
Other assets	9,404,327
Total assets	$107,492,869

Liabilities and stockholder's equity

Liabilities:

Deferred soft dollar and commission recapture payable	$ 16,944,939
Taxes payable to Parent	7,868,010
Accrued compensation and other liabilities	4,877,079
Total liabilities	29,690,028
Commitments and contingencies (*Note 8*)	–
Stockholder's equity	77,802,841
Total liabilities and stockholder's equity	$107,492,869

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Description of Business

Westminster Research Associates, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations relate to providing "soft dollar" research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from "soft dollar" commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an indirect wholly-owned subsidiary of The Bank of New York (the "Parent").

On February 3, 2004, the Company purchased the commission services client base of Thomson Institutional Services, Inc. ("TISI"), a unit of Thomson Financial. TISI was an institutional brokerage firm that provided soft dollar services to investment manager clients.

The following table includes the estimated fair values of the assets acquired and the liabilities assumed by the Company at the date of acquisition. There were no goodwill or intangible assets associated with this transaction.

As of February 3, 2004	
Current assets	$ 3,281,955
Current liabilities	(1,957,979)
Net assets acquired	$ 1,323,976

2. Significant Accounting Policies

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Goodwill and Intangible Asset

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of September 30, 2004 and determined no impairment charge was required.

The identifiable intangible asset consists of acquired software and is being amortized on a straight-line basis over its estimated useful life, which is five years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal Regulations

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are short-term U.S. treasury bills of $9,970,757, which are recorded on a trade date basis at fair value.

Other Assets

Other assets consist primarily of prepaid purchased research services of $7,878,767 (net of allowance of $205,631) and fixed assets of $425,956. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Fixed assets consist of furniture and equipment, computer hardware, computer software, and leasehold improvements. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs

2. Significant Accounting Policies (continued)

Other Assets (continued)

are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over 20 years or the life of the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized and amortized over five years, which is the estimated useful life of the software.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

Stock Options

The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, accounts for stock-based employee compensation using the fair value method of accounting under SFAS 123 "Accounting for Stock Based Compensation," as amended by SFAS 148 "Accounting for Stock Based Compensation – Transition and Disclosure". BNY is utilizing the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock is granted.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized on the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Intangible Asset

The following table summarizes the intangible asset as of December 31, 2004:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible asset software	$2,000,000	$1,266,667

4. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $291,182 and a deferred tax liability of $2,987,203, which are included in other assets and taxes payable to Parent, respectively, on the statement of financial condition. The deferred tax asset is attributable to allowance for bad debt and deferred compensation, and the deferred tax liability is primarily attributable to intangible amortization and fixed asset depreciation.

5. Related Party Transactions

At December 31, 2004, the Company had an undrawn outstanding letter of credit with the Parent of $821,916. Included in accrued compensation and other liabilities is a balance of $45,814 due to the Parent for 2004 restricted stock and deferred cash awards granted.

Two affiliates execute trades for the Company, pursuant to the terms contained in fully disclosed clearing agreements. The Company receives a referral fee for each trade executed. Included in other assets on the statement of financial condition is a net balance of $477,688 due from an affiliate for the aforementioned trading activity and reimbursable expenses paid by the affiliate on behalf of the Company.

An affiliate provides clearing services to the Company as per a fully disclosed clearing agreement. Included in receivable from brokers on the statement of financial condition is a balance of $56,373 related to such transactions.

The Company receives certain management, administrative and technical services from affiliates. The Company provides management services to affiliates.

The Company leases office space from the Parent. Included in accrued compensation and other liabilities on the statement of financial condition is a balance of $312,284 due to Parent related to expenses the Parent paid on behalf of the Company.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $13,707,138 and its net capital requirement was $250,000.

7. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNY Brokerage, Inc., an affiliate, that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

Year:	Amount
2005	$299,898
2006	218,788
2007	214,617
2008	151,692
	$884,995

The operating leases are subject to periodic escalation charges.

9. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions

9. Off-Balance Sheet Risk (continued)

are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2004.

10. Subsequent Event

On January 13, 2005, the Company paid a dividend to the Parent of $251,000.